FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on September 12, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: September 12, 2011

Elron Electronic Industries Ltd.
(the "Company")

September 12, 2011

To: Israel Securities Authority www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Dear Sir/Madam,

Re:	Immediate report in accordance with the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "Regulations")

Further to the Company's immediate report dated August 25, 2011 in relation to the asset sale agreement entered into by Starling Advanced Communications Ltd. ("Starling"), a subsidiary of the Company and RDC – Rafael Development Corporation Ltd. ("RDC"), a 50.1% held subsidiary of the Company (ref. no. 2011-01-253431) (the "Immediate Report"), Starling announced that on September 12, 2011, the Asset Sale Agreement and the EMS Agreement (as defined in the Immediate Report) were completed and came into effect, and all of the ancillary agreements to the Asset Sale Agreement described in the Immediate Report were also completed and came into effect.

In addition, further to its announcement in the Immediate Report, the Company hereby announces that the Company and RDC have completed the purchase of Elbit Systems Ltd.'s entire holding in Starling (approximately 16% of the outstanding shares), pro rata between them. Following the purchase, the Company's holding in Starling increased from approximately 67% to approximately 83% (its direct holding increased from approximately 31% to approximately 39%, and RDC's holding increased from approximately 36% to approximately 44%).

Elron Electronic Industries Ltd.